CUSIP No. 89579K 10 9                                          Page 1 of 5 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 2)1

                             Triad Hospitals, Inc.
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                   89579K 10 9
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                                 (CUSIP Number)

Welsh, Carson, Anderson                  William J. Hewitt, Esq.
  & Stowe                                  Reboul, MacMurray, Hewitt,
320 Park Avenue, Suite 2500              Maynard & Kristol
New York, New York  10022                45 Rockefeller Plaza
Attention: Jonathan M. Rather            New York, New York  10111
Tel. (212) 893-9500                      Tel. (212) 841-5700

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 19, 2001
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].
--------
         1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 89579K 10 9                                         Page 2 of 5 Pages


1)   Name of Reporting Person            Welsh, Carson, Anderson
     and I.R.S. Identification            & Stowe VIII, L.P.
     No. of Above Person, if
     an Entity (Voluntary)
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2)   Check the Appropriate Box                  (a) [ ]
     if a Member of a Group                     (b) [ ]
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3)   SEC Use Only

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4)   Source of Funds                             OO


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5) Check if Disclosure of
   Legal Proceedings Is                      Not Applicable
   Required Pursuant
   to Items 2(d) or 2(e)
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6) Citizenship or Place
   of Organization                               Delaware
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Number of                       7) Sole Voting 6,160,126 shares of
Shares Beneficially                 Power      Common Stock
Owned by Each
Reporting Person
                                ----------------------------------------------
                                8) Shared Voting
                                    Power                 -0-
                                ----------------------------------------------
                                9) Sole Disposi- 6,160,126 shares of
                                    tive Power   Common Stock
                                ----------------------------------------------
                                10) Shared Dis-
                                     positive Power        -0-
                                ----------------------------------------------
11) Aggregate Amount Beneficially               6,160,126 shares of
     Owned by Each Reporting Person             Common Stock
                                ----------------------------------------------
12) Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
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13) Percent of Class
    Represented by                              8.6%
    Amount in Row (11)
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14) Type of Reporting
    Person                                      PN

CUSIP No. 89579K 10 9                        Page 3 of 5 Pages

                         Amendment No. 2 to Schedule 13D
                         -------------------------------

          Reference is hereby made to the statement on Schedule 13D filed with the Commission on May 3, 2001 and Amendment No. 1 thereto filed on September 5, 2001 (as so amended,the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.

          Item 5 is hereby amended and restated to read in its entirety as follows:

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

          The following information is based on a total of 72,044,520 shares of Common Stock outstanding as of October 31, 2001, as reported in the Issuer's Report on Form 10-Q for the period ended September 30, 2001 filed with the Commission on November 14, 2001:

          (a)

          WCAS VIII and VIII Associates
          -----------------------------

          WCAS VIII owns 6,160,126 shares of Common Stock, or approximately 8.6% of the Common Stock outstanding. VIII Associates, as the general partner of WCAS VIII, may be deemed to beneficially own the securities owned by WCAS VIII.

           Managing Members of VIII Associates
           -----------------------------------

          (i) Patrick J. Welsh directly beneficially owns 137,784 shares of Common Stock and indirectly beneficially owns (through a family foundation) 30,803 shares of Common Stock, or in the aggregate approximately 0.2% of the Common Stock outstanding.

          (ii) Russell L. Carson directly beneficially owns 682,966 shares of Common Stock (including 13,475 shares issuable upon exercise of stock options) and indirectly beneficially owns (through a trust for the benefit of his children) 1,232 shares of Common Stock, or in the aggregate approximately 1.0% of the Common Stock outstanding.

          (iii) Bruce K. Anderson owns 428,715 shares of Common Stock, or approximately 0.6% of the Common Stock outstanding.

          (iv) Thomas E. McInerney owns 117,868 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (v) Robert A. Minicucci owns 33,727 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (vi) Anthony J. deNicola owns 3,493 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (vii) Paul B. Queally owns 3,493 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

CUSIP No. 89579K 10 9                        Page 4 of 5 Pages

          (viii) Lawrence B. Sorrel owns 4,657 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (ix) Jonathan M. Rather owns 932 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (b) The managing members of VIII Associates may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the Common Stock owned by WCAS VIII. Each of the managing members of VIII Associates disclaims beneficial ownership of all Common Stock other than that he owns directly or by virtue of his indirect pro rata interest, as a managing member of VIII Associates, in the Common Stock owned by WCAS VIII.

          (c) Between December 17, 2001 and December 26,2001, WCAS VIII sold an aggregate 1,102,600 shares of Common Stock in open market transactions, at an average sale price of $28.20 per share.

          (d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of the Common Stock owned by WCAS VIII.

          (e) Not Applicable.

CUSIP No. 89579K 10 9                         Page 5 of 5 Pages















                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    WELSH, CARSON, ANDERSON & STOWE VIII, L.P.
                                    By:  WCAS VIII Associates, LLC,
                                            General Partner


                                    By:  /s/ Jonathan Rather
                                       ---------------------------
                                            Managing Member



Dated: January 9, 2002